

REDFLEX
G R O U P

Redflex Group
31 Market Street, (P.O. Box 720)
South Melbourne
Victoria, Australia 3205
Tel: +61 3 9674 1888
om.au



8 April 2005

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Redflex Holdings Limited: Rule 12g3-2(b) Exemption File No. 82-34862

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Redflex Holdings Limited (the "Company"), **enclosed** is the document described on Schedule I hereto for your attention.

This document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on February 24, 2005.

This information is being furnished with the understanding that such information and document will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned by telephone at +61 3 9674 1712 or by facsimile at +61 3 9696 1411 in Melbourne, Australia if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the **enclosed** receipt copy of this letter and returning it in the pre-addressed envelope also **enclosed** herewith.

Yours faithfully

Marilyn Stephens
Company Secretary

(Enclosures)



Redflex Group
31 Market Street, (P.O. Box 720)
South Melbourne
Victoria, Australia 3205
Tel:+61 3 9674 1888
Web: www.redflex.com.au

RECEIPT COPY

8 April 2005

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Redflex Holdings Limited: Rule 12g3-2(b) Exemption File No. 82-34862

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Redflex Holdings Limited (the "Company"), **enclosed** is the document described on Schedule I hereto for your attention.

This document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on February 24, 2005.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned by telephone at +61 3 9674 1712 or by facsimile at +61 3 9696 1411 in Melbourne, Australia if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the **enclosed** receipt copy of this letter and returning it in the pre-addressed envelope also **enclosed** herewith.

Yours faithfully

Marilyn Stephens
Company Secretary
(Enclosures)

Schedule I

Document made public since the last submission on 1 April, 2005:

Date	Item	Description
6 April 2005	Form 605 Notice of ceasing to be a substantial holder	National Australia Bank Limited

Form **605**

Corporations Law

Section 671B

Notice of ceasing to be a substantial holder

RDF

To: Company Name/Scheme **The Secretary**
Redflex Holdings Limited
31 Market Street
South Melbourne Vic 3205
Fax: 9699 3566

ACN/ARSN **ACN 069 306 216**

1. Details of substantial holder

Name
ACN (if applicable)

National Australia Bank Limited Group (ACN 004 044 937) being comprised of the bodies corporate listed in Annexure A and which includes:
MLC Investments Limited (ACN 002 641 661)

The holder ceased to be a substantial holder on 05/04/2005

The previous notice was given to the company on 02/03/2005

The previous notice was dated (d/m/y) 02/03/2005

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate, in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change	Class and number of shares affected	Persons votes affected
02/03/2005 to 05/04/2005	MLC Investments Limited	Share purchase	$3.68 to $3.70	Ordinary 169,000	169,000
02/03/2005 to 05/04/2005		Share sale	$3.79	Ordinary 335,600	335,600

File No. 82-34862

3. Changes in association

The following persons who have become associates of, ceased to be associates of, or have changed the nature of their association with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN (if applicable)	Nature of association
No change	

4. Addresses

The addresses of persons named in this form are as follows:

	Address
MLC Investments Limited	Level 4 105-153 Miller Street NORTH SYDNEY NSW 2060
National Australia Bank Limited	Level 24 500 Bourke Street MELBOURNE VIC 3000

Signature

name Susan Elizabeth Crook

Capacity
Associate Company Secretary
for and on behalf of National Australia Bank Limited

signature 

date 6/4/05

File No. 82-34862

ANNEXURE A

This is Annexure A of three pages referred to in the Form 605 Notice of ceasing to be a substantial holder signed by me and dated 6/4/05



Susan Elizabeth Crook
Associate Company Secretary

National Australia Bank Limited Group

National Equities Limited

National Australia Group (NZ) Limited

BNZ International Australia Limited
BNZ Securities Australia Limited
Partown Pty Limited

Bank of New Zealand Limited
BNZ Corporation Limited
Interchange and Settlement Limited (12.6%)
Quill Financing Limited (76%)
Peterel Financing Limited (99%)
BNZ Capital Guaranteed Growth Fund Limited
Loyalty New Zealand Limited (25%)
Mondex New Zealand Limited (20%)
Visa New Zealand Limited (23%)
BNZ Funding Limited
BNZ International (Hong Kong) Limited

BNZ Investments Limited
BNZ Equipment Limited
BNZ International Limited
Amber Liquid Investments Limited
BNZI Securities (No 1) Limited
BNZI Securities (No 2) Limited
BNZ Property Investments Limited
BNZ Branch Properties Limited
BNZ Properties (Auckland) Limited
BNZ Properties Limited
Flamingo Holdings Incorporated
Maroro Leasing Limited
New Zealand Card Services Limited
Screen Holdings No. 2 Limited
Screen Holdings No. 3 Limited
Screen Holdings No. 4 Limited
Screen Holdings No. 5 Limited
Screen Holdings No. 6 Limited

Custom Fleet (NZ) Limited
BNZ Fleet Limited
Custom Service Leasing (New Zealand) Limited
Custom Fleet Leasing (NZ) Ltd
Fleetlease (New Zealand) Limited
National Australia Limited (In liquidation)
Electronic Transaction Services Ltd (25%)

National Americas Investment, Inc.
MSRA Holdings, Inc.
National Americas Capital Investment LLC

National Australia Capital Markets, LLC
National Australia Capital Markets (Japan) Co Ltd

National Australia Bank Capital LLC

National Australia Funding (Delaware) Inc

National Mortgage Securities Inc

NAB Gold LLC
NAB Iron LLC

National Capital Holdings 1 LLC

National Wealth Management Holdings Limited

ACN 094 484 625 Ltd
National Australia Management Services Ltd. (In Liquidation)
National Wealth Management Services Ltd
MLC Asia Ltd

National Australia Financial Management Limited
MLC Corporate Services Asia Pte Limited
PT MLC Investment Indonesia Ltd
National Corporate Investment Services Limited
MLC Funds Management Limited
GWM Adviser Services Limited
Godfrey Pembroke Limited
National Asset Management Limited
NAM NT Rail Pty Limited
National Australia Financial Planning Pty Limited (In Liquidation)
National Australia Superannuation Pty. Ltd.
NAFM Investments Pty. Ltd. (In Liquidation)
JANA Investment Advisers Pty Limited
Superannuation for Australian Corporate Employees Pty Ltd (In Liquidation)
Wealth Management & Community Fund Pty Ltd (Not yet established)

MLC Holdings Limited
Your Prosperity Limited
MLC Investments Limited
MLC Computer Pty Limited (in Liquidation)
Apogee Financial Planning Limited
Australian Eagle Life Ltd (In Liquidation)

MLC Limited
ThreeSixty Limited
Godfrey Pembroke Financial Services Limited (in Liquidation)
Heritage Management Limited (In Liquidation)
Plum Financial Services Limited
PLUMFS Limited (In Liquidation)
PFS Nominees Pty Ltd
FlexiPlan Australia Limited (In Liquidation)
Medfin Australia Pty Limited
MLC Properties Pty Limited
MLC Nominees Pty Ltd
Messenia Pty Limited (In Liquidation)
Fortuitous Assets Ltd
Sophisticated Assets Ltd
Eight Star Group Ltd
Stable Markets Holdings Ltd
HKMLC Insurance Holdings Ltd (55%)
MLC (Hong Kong) Ltd
MLC Trustees (Hong Kong) Ltd
Hong Kong Wealth Management Ltd
SMMR (Thailand) Co. Ltd (49%)
Tun Charoen Ltd (51%)
PT MLC Life Indonesia (50%)

MLC Lifetime Company Limited
CFG Nominees Pty Ltd (In liquidation)
Capita Properties Pty Ltd
Tropical Breeze, Inc (In liquidation)
Cameron Close Pty Ltd (In Liquidation)

National Wealth Management International Holdings Limited
National Wealth Management Europe Holdings Limited
National Europe Holdings (Wealth Management) Limited
National Wealth Management Europe Services Limited
National Australia Insurance Services Limited
MLC Savings Limited
MLC Management Ltd
Clydesdale Bank Insurance Brokers Limited
Northern Bank Insurance Services Ltd.
Yorkshire Bank Financial Services Limited
Wealth Management Mauritius Holdings Limited
PT Telur Emas Perkasa

PT Indonesia Emas Perkasa
PT Telur Emas Indonesia
National Wealth Management New Zealand Holdings Limited
BNZ Investment Management Limited
BNZ Life Insurance Limited
BNZ Nominees Limited

National Australia Group Europe Limited
PMJI Inc
National Americas Holdings Ltd

National Australia Group Europe Investments Ltd
National Australia Group Europe PHC Limited
National Australia Group Europe Finance B.V.
National Australia UK Pension Trustee Ltd
Amber Liquid (UK) Investments Limited
National Australia Group SSP Trustee Ltd
National Australia Finance (Commercial Leasing) Limited
National Australia Finance (Equipment Leasing) Limited
National Australia Finance (Leasing) Limited
The Deep In Hull Limited
NAGEO B.V.
Angara Company Limited
Ariodante Limited
PFA Limited
Starfish Company Limited

National Europe Holdings Limited
National Australia Group Europe Services Ltd

Mora Property Development Co Limited (20% NBL)
Kensington Hotel (Belfast) Limited (20% NBL)

National Australia Bank (GB) Limited

National Europe Holdings (GB) Ltd

Clydesdale Bank PLC
CB House Purchase Limited
National Australia Group CIF Trustee Ltd
CB Nominees Limited
CB Shelfco No. 1 Limited (In liquidation)
CB Trustee Nominees Limited
Clydesdale Bank Custodian Nominees Limited
Clydesdale Bank Asset Finance Limited
Clydesdale Bank Pension Trustee Limited
Clydesdale European Finance Limited
CGF No. 3 Limited
CGF No. 6 Limited
CGF No. 9 Limited
CGF No. 12 Limited
Clydesdale Bank (Head Office) Nominees Ltd
Clydesdale Bank (London) Nominees Limited
Clydesdale Bank (Piccadilly) Nominees Limited
North of Scotland Bank (London) Limited
Warren Collections Limited
Clydesdale Trustee & Custodial Services (Ireland) Ltd (In liquidation)
Clydesdale Corporate Investment Services (Ireland) Ltd (In liquidation)
Clydesdale Ireland Securities Nominees Limited (In liquidation)
Yorkshire Bank PLC
Yorkshire Bank Retail Services Ltd.
Fairhalsen Collections Ltd.
Storecard Ltd.
Eden Vehicle Rentals Ltd.
Yorkshire Bank Finance Ltd.
Yorkshire International Finance B.V.
Northern and General Finance Ltd.
Yorkshire Bank Equipment Leasing Ltd.
Yorkshire Bank Commercial Leasing Ltd
Allerton House Properties Limited
YB Lease Ltd.
Yorlease Ltd
Yorkshire Bank Home Loans Ltd.
Yorkshire Bank Investments Ltd.
Yorkshire BIHK Limited
Yorkshire Bank Financial Services Ltd
Yorbank Nominees Ltd.

Yorkshire Bank Nominees Ltd.
Brunswick Collection Services Ltd I
YB Trust Company Ltd.
North British Finance Group Ltd.
MSRA UK Limited
North British Motor Finance Ltd
North British Finance Ltd
EVR Limited
Custom Fleet Limited

National Australia Group Services Limited

Custom Lease Pty. Limited (In liquidation)
Custom Service Leasing Limited
Hegira Limited
Laura Pty. Limited (In liquidation)
Lavallette Pty. Limited (In liquidation)
NSW Housing No. 1 Pty. Limited
Omnibus Leasing (1978) Limited (In liquidation)
Rail Leasing Limited (In Liquidation)
River Boyne Pty. Limited
River Embley Pty. Limited
Zermatt Limited (In liquidation)
Fleet Systems Pty. Limited
Custom Fleet (Australia) Limited

NBA Properties Limited

CBC Holdings Limited
CBC Properties Limited
NBA Properties (Qld.) Limited
NBA Properties (Vic.) Limited

IMD Management Ltd (In Liquidation)

Other companies
ARDB Limited
Australian Banks' Export Re-finance Corporation Limited
BOACT Pty Ltd
Commercial Nominees Pty. Limited
Erstfeld Pty Limited (In Liquidation)
HICAPS Pty Limited
NAF Trustee Limited
National Australia Corporate Advisory Limited
NAB Investments Limited
National Australia Corporate Services Limited
Nautilus Insurance Pte. Ltd.
Nautilius Insurance (Europe) Ltd
NAB Finance (Ireland) Ltd
National Capital Guaranteed Fund Limited (In liquidation) (49%)
Matrix Film Investment One Pty Limited
Matrix Film Investment Two Pty Limited
National Australia Finance (Asia) Limited
Diba Investments Limited
National Australia Finance (Hong Kong) Plc
National Australia Investment Capital Limited
National Australia Investment Brokers Limited
National Australia Managers Limited
National Australia Merchant Bank (Singapore) Limited
National Australia Overseas Holding (Singapore) Private Limited
National Australia Securities Limited
National Australia Trustees Limited
Bourke Street Nominees Pty. Limited
National Australia Underwriters Limited
National Infrastructure Investment No.1 Pty Ltd
National Infrastructure Investment No.2 Pty Ltd
National Infrastructure Investment No.3 Pty Ltd
Asibond Pty Limited
Valewin Pty Limited
Elly Investments Pty Ltd
Rosie Investments Pty Ltd (85%)
National Nominees Limited
National Nominees (London) Limited
National Margin Services Pty Ltd
NMS Nominees Pty Ltd
National Markets Group Limited
Australian Market Automated Quotation (Ausmaq) System Limited
Ausmaq (NZ) Limited

National OnLine Trading Limited
National OnLine Trading Nominees Pty Ltd
O2-e Limited
National eProcurement Ltd
National eProcurement Australia Pty Ltd
National eProcurement UK Ltd
NBA Leasing Pty. Limited
VPL Securities Pty Limited
Alice Corporation Pty Ltd (61.53%NAB)
Harkay Limited
Guidestar Financial Limited
Guidestar Financial Group Limited
Pinnacle Holdings NZ Ltd
Vilexton Pty Limited (In Liquidation)
Rycee 1 Pty Ltd (85%)
Rycee 2 Pty Ltd (85%)
Rycee 3 Pty Ltd (85%)
Rycee 4 Pty Ltd (85%)
Rycee 5 Pty Ltd (85%)
Rycee 6 Pty Ltd (85%)
National Australia Capital Securities (UK) PLC
National Australia Capital Securities (Jersey) Limited
Loyalty Pacific Pty Ltd (50% NAB; 50% Coles Myer)
FBP Awards Fund Pty Ltd (50% NAB; 50% Coles Myer)
Relationship Services Pty Limited
Loyalty Pacific (Hong Kong) Ltd (50% RSPL)
C.B.C. Investments Limited (In liquidation)
C.B.C. Investments Services Limited (In liquidation)
Custom Credit Holdings Limited (In liquidation)
Custom Credit Corporation Limited (In liquidation)
Carrington Confirmers Pty. Limited (In liquidation)
Australian Equity Corporation Limited (In liquidation)
First National Limited (In liquidation)
First National Finance Limited (In liquidation)
National Funding Holdings Pty Ltd
Mockey 1 Pty Ltd
Mockey 2 Pty Ltd
Mockey 3 Pty Ltd
Mockey 4 Pty Ltd
Mockey 5 Pty Ltd
Mockey 6 Pty Ltd
Messinia Pty Ltd (In Liquidation)
National Australia Travel Limited (In Liquidation)
Tasovac Pty Ltd
National Global MBS Manager Pty Ltd
Custom Lease Pty Ltd (In Liquidation)
Groundsel Pty Ltd (In Liquidation)
National Australia Leasing (Qld) Pty Ltd (In Liquidation)
Vipro Pty Ltd (NAB 33.3%)